4 1 NYSE 0001103173 Officer Spherion Corporation 914536 36 3536544 01/03/03 4 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 4 STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. 1. Name and Address of Reporting Person(s) Krause, Roy G. 2050 Spectrum Boulevard Fort Lauderdale, FL 33309 2. Issuer Name and Ticker or Trading Symbol Spherion Corporation (SFN) 3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) 4. Statement for Month/Day/Year 01/03/2003 5. If Amendment, Date of Original (Month/Day/Year) 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) EVP & CFO 7. Individual or Joint/Group Filing (Check Applicable
Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially Owned (Columns 1,3 and 7 through 11) ---
------------------------------------------------------------
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------- 1)Title of Derivative 3)Trans- 7)Title and Amount
8)Price 9)Number of 10) 11)Nature of Security action of Underlying of Deri- Derivative Indirect Date Securities vative Securities D Beneficial Amount or Security Beneficially or Ownership Number of Owned at I - Title
Shares End of Month ----------------------------------------
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------------------------------ Explanation of Responses: (1)
Quarterly record keeping fee applied to Reporting Person's account by Plan Administrator, resulting in fractional reduction in share balance of DCP and/or 401k holdings, respectively. Deemed execution date was 12/31/02.
Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned -----------------------------------------
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----------------------------- 1)Title of Security 2)Trans-
3.Trans4.Securities Acquired(A) 5)Amount of 6) 7)Nature of action action or Disposed of (D) Securities Indirect Date Code A Beneficially D Beneficial (Month/ or Owned at or Ownership Day/Year) Code V Amount D Price End of Month I ---
------------------------------------------------------------
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------- Common Stock 44,075.0000 D Direct Common Stock
12/31/02 I 0.6220 (1) D 49,871.6760 I By DCP Common Stock
18,000.0000 I by IRA
Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially Owned (Columns 1 through 6) ------------
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----------------------------------------------------------
1)Title of Derivative 2)Conversion 3)Trans- 4)Trans-
5)Number of Derivative 6)Date Exercisable and Security or Exercise action action Securities Acquired (A) Expiration Date Price of Date Code or Disposed of (D) Derivative Security Code V A D Exercisable Expiration -----------------
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SIGNATURE OF REPORTING PERSON /S/ By: Kelly Rosenbaum For:
Roy G. Krause DATE 01/03/03